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EACO Corporation
                                      Eatery Concepts
                                      2113 Florida Boulevard
                                      Neptune Beach, Florida 32266
                                     (904) 249-4197
                                      Fax: (904) 249-1466

Via Federal Express and Facsimile

Ms. Linda Cvrkel
Branch Chief
U. S. Securities and Exchange Commission
Washington, D.C.   20549

Re:  EACO Corporation (the "Company")
     Form 10-K for the fiscal year ended December 29, 2004
     Your File No.  0-14311

Dear Ms. Cvrkel:

We are in receipt of your letter dated April 28, 2005, concerning the Company and are herein providing a response to your comments related to the Company's Annual Report of Form 10-K (File Number 0-14311). The numbered responses in this letter correspond to the numbered comments in your April 28, 2005 letter. For your convenience, we have repeated your comments in this letter.

COMMENT 1:  Annual Report for the fiscal year ended December
29. 2004:  Management's Discussion and Analysis - Results of
Operations - 2004 Compared to 2003, page 7

Please explain to us and revise your significant accounting policies in future filings to disclose in detail how you account for purchases of marketable securities using margin debt within your consolidated financial statements. Your response should include the balance sheet and income statement accounts that are affected and the journal entries used to record these types of transactions. Also, tell us the specific accounting guidance, if any, which supports your treatment and why you believe it is appropriate. Describe the circumstances under which you use debt margin and the specific risks and returns that you evaluate prior to entering into a debt margin transaction.

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RESPONSE:
We described the policy for accounting for marketable securities and margin debt in the "Results of Operations 2004 compared to 2003" section of our MD&A in Form 10-K. Please also note our existing disclosure included in Note 1 to the Financial Statements described as Investments Available for Sale and Securities Sold,
Not Yet Purchased.    We have not had any transactions in
marketable securities or margin debt since the second quarter of 2004. However, such transactions might occur in the future. We will revise our disclosure in the 2005 10-K to include additional disclosure under "Critical Accounting Policies" and Note 1 to the Financial Statements. If any such transactions are entered into prior to the end of 2005, we will provide the revised disclosure in the following Form 10-Q.

Margin debt was infrequently used. When used, it was limited to 25% of the equity value to avoid the likelihood of a margin call.
It is not our intention to use margin debt in the future. Should this change, we will expand our disclosure regarding the circumstances and associated risk.

There are several general ledger accounts involved with the recording of these transactions. They include Cash, Investments Available for Sale, Interest Expense, Dividend Income, Gain or Loss on Sale of Securities, Margin Debt Liability, Unrealized Gain or Loss on Securities and Securities Sold, not yet Purchased (this is the liability account for short sales). Journal entries are posted to adjust the values of the investment accounts to the appropriate amounts and to record the appropriate related realized and unrealized gains and losses. The following are examples of journal entries for transactions involving margin debt:

1.     Purchase on Margin:                    Debit        Credit
            Investments available for sale   $500,000
            Margin debt                                   $100,000
            Cash                                          $400,000

2.     Valuation of securities at quarter end:
            Investments available for sale    $10,000
            Other compensation income*                     $10,000

3.     Sale of security:
            Margin debt                      $100,000
            Cash                             $410,000
            Investments available for sale                $500,000
            Gain on sale of securities                     $10,000

*Historically there has been no tax impact, due to capital loss carryforwards and NOL carryforwards.

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COMMENT 2:  Financial Statements: Consolidated Statements of
Operations, page 16

We note that you present undeclared cumulative preferred stock dividends of $19,100 for the fiscal year ended December 29, 2004 on the face of your consolidated statement of operations. Please explain the reason(s) why there are amounts reflected as "preferred stock dividends paid" of $6,500 in your consolidated financial statements (refer to your consolidated statements of cash flows on page 19), when it does not appear that preferred stock dividends have been declared as of December 29, 2004. Provide us with a reconciliation of the amounts. Similarly revise your notes in future filings to include an explanation of the differences between the amounts in your statements of operations and consolidated statements of shareholders' equity and cash flows.

RESPONSE:
A preferred stock dividend of $6,500 was declared and paid during the fourth quarter of 2004 as reflected on the statement of cash flows. This represented the prorated dividend amount payable from the third quarter of 2004, since the preferred stock issue was issued on September 1 of that quarter. As of December 29, 2004, there was an undeclared preferred dividend of $19,100, which represented the amount of the dividend for the fourth quarter. This dividend was declared and paid in the first quarter of 2005. Below is a roll forward of the preferred dividends.

The line item on the Consolidated Statements of Operations described as "Undeclared cumulative preferred stock dividends" should have been described as "Declared and undeclared cumulative preferred stock dividends" and should have totaled $25,600, a difference of $6,500 and an impact on loss per share of $.0017 per share. Due to the insignificance of this misstatement, we do not think it is necessary to amend the 2004 Form 10-K.

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Preferred Dividend Summary

                    Cumulative Preferred             Dividends
Quarter End         Dividends Undeclared         Declared and Paid
----------------    --------------------         -----------------
3rd Quarter 2004           6,500                             0
4th Quarter 2004          19,100                         6,500
1st Quarter 2005          19,100                        19,100

In future filings, we will add additional disclosure indicating the amount of dividends declared and paid and the amount of undeclared dividends each year. We will insure that the amount of declared and undeclared dividends on preferred stock are properly reflected in the Statement of Operations.

COMMENT 3:  Consolidated Statements of Cash Flows, page 19

We note that you reflect "loss on disposition of assets held for sale and other property" within operating activities of your statements of cash flows in the amount of $29,000 for the fiscal year ended December 29. 2004. However, we also note that you disclose in your MD&A section on page 12 that you recognized a net gain on the sale of property related to the four restaurants sold in the amount of $62,700. Please reconcile and explain to us why these amounts do not agree. Also, revise future filings to similarly disclose this information.

RESPONSE:
The gain of $62,700 mentioned in the MD&A section relates specifically to the net gain on the sale of four restaurants. The $29,000 loss on disposition of assets held for sale and other property in the Consolidated Statements of Cash Flows represents a non-cash loss from the write-off of disposed assets. A reconciliation of these items to the Consolidated Statement of Operations is presented below.

                                          Annual Report Location
Gain on sale of restaurants   $62,700     MD&A discussion
Loss on disposition of assets
held for sale and other
property (non-cash)           (29,000)    Cash flow statement
Closed store expenses        (124,500)    N/A
                             --------
Loss on store closures
and disposition of equipment  (90,800)    Consolidated statement
                             ========     of operations

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We will revise future filings to disclose this information.

COMMENT 4   Consolidated Statements of Cash Flows, page 19

We note that you present "principal receipts on mortgages receivable" within investing activities in your statements of cash flows. However, we note little, if any, information describing these amounts in your financial statements or elsewhere in the filing. In this regard, please tell us and revise your footnotes in future filings to explain in detail the nature and terms of mortgages receivable transactions. Your response should also include, but not be limited to, how mortgages receivables are accounted for within your consolidated financial statements and the parties that are involved in these types of transactions. Also, to the extent you enter into such transactions in the future and if considered material, we believe you should provide related discussion and analysis in the liquidity and capital resource section of your MD&A.

RESPONSE:
Mortgage receivables resulted from seller financed sales of properties in years prior to 2003. The final principal payment on these mortgages was received in the first quarter of 2003. No outstanding balances existed as of year-end 2003 or 2004.
Although we do not expect to have any similar transactions in the future, we will include the recommended discussion in the liquidity and capital resource section of our MD&A, if applicable.

COMMENT 5:  Consolidated Statements of Cash Flows, page 19

We note that you present "Expenses from sale of property held for sale" as a cash outflow item of $153,000 within investing activities as of December 29. 2004. However, it is unclear from your notes to financial statements or disclosures within the liquidity and capital resource section of your MD&A, the nature of these amounts and why they are classified as an investing activity. In this regard, please explain in detail the nature, facts and circumstances of this item and why you believe classifying these expenses as an investing activity pursuant to paragraph 15 and 17 of SFAS 95 is appropriate.


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RESPONSE
The $153,000 represents closing costs related to the sale of three properties which had been classified on the balance sheet as "property held for sale" at year-end 2003. The expenses included commissions, documentary stamps, title insurance and other miscellaneous selling expenses. The receipts and expenses from the sale of these property sales were presented on a gross basis in the Statement of Cash Flows, rather than on a net basis. These closing expenses are related to investing activities pursuant to paragraph 15 and 17 of SFAS 95.

COMMENT 6:  Summary of Significant Accounting Policies -
Securities Sold Not Yet Purchased, page 21

Please tell us and revise your notes to explain in further detail how you account for short-selling transactions within your financial statements. Explain how you evaluate the risks and rewards in determining when to enter into a short-selling arrangement and your policy for assessing when to satisfy your obligation to purchase securities on those borrowed in such short-selling transactions.

RESPONSE
Short-sale transactions are accounted for as a liability entitled "Securities Sold, not yet Purchased." They are adjusted each quarter to current market value, and the associated gain or loss is recognized. As discussed above in our response to Comment 1, the Company has not entered into any such transactions since the second quarter of 2004.

Risks and reward of short-sales are evaluated through the Company's expertise in certain industries. Decisions to cover short positions were made based on detailed review and evaluation of each short position.

If short-sale transactions occur in the future, we will expand the disclosure to discuss the strategy in more detail.

COMMENT 7:  Note 4 - Asset Impairment Charges, page 25

Please revise future filings to include all disclosures as required under paragraphs 26 and 47 of SFAS No. 144 as applicable. Your revised disclosure should include a description of the

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impaired long-lived asset (asset group) and the facts and
circumstances leading to the impairment, and the method or methods for determining the fair value. Please provide us with your proposed revised disclosure.

RESPONSE
Following is our proposed revised disclosure to Note 4:

Note 4.  Asset Impairment Charges

The Company recognized asset impairment charges related to closed or under-performing restaurants of $594,200, $63,100 and $987,700 in 2004, 2003 and 2002, respectively. The charges in 2004 resulted from the write-off of the net book value of leasehold improvements upon closure of one leased restaurant and termination of the lease obligation. The charges in 2003 related to an estimated impairment in the market value of one closed restaurant. The amount of the charge was based on the difference between the restaurant's book value, and fair market value determined by a pending contract for the sale of that restaurant. The charges in 2002 related to an estimated impairment in the market value of two closed restaurants, measured by pending sale contract amounts, and the write-off of leasehold improvements of a third restaurant where the Company sub-leased the restaurant to another restaurant operator.

COMMENT 8:  Note 9 - Income Taxes, page 29

Please tell us and revise future filings to explain in further detail the nature of the $409,200 amount described as "adjusted book to tax accrual" in the reconciliation of your income taxes at the statutory tax rate to that reflected in your 2004 statement of operations.

RESPONSE
The amount described as "adjusted book to tax accrual" represents an adjustment to the deferred tax liability for fixed assets with no corresponding adjustment to the calculation of current income tax expense. The adjustment of the deferred tax liability has no tax provision impact because the valuation allowance was adjusted by an equal and opposite amount. We will revise future filings to explain the item as an adjustment of fixed assets book tax differences.

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COMMENT 9:  Note 10 - Common Shareholders' Equity - Earnings per
share, page 30

Please revise future filings to disclose the number of shares issuable upon exercise of outstanding stock options and conversion of preferred stock that could potentially dilute basic EPS in the future which were excluded in the computation of diluted EPS for the various periods presented as their effect would have been antidilutive. Refer to paragraph 40(c) of SFAS No. 128.

RESPONSE
We will revise future filings to disclose the number of shares issuable upon exercise of outstanding stock options and conversion of preferred stock that could potentially dilute basic EPS.

COMMENT 10:  Stock Options, page 31

We note that you disclose the weighted average fair value of options granted during fiscal 2004 and 2002 was $.01 and $.01, respectively. However, it does not appear the appropriate information required under paragraph 47(b) of SFAS No. 123 has been disclosed. It appears the weighted-average exercise price of the stock options granted during the year rather than the weight-average grant-date fair value has been reported for each of the periods presented. Please revise future filings to correct this disclosure error.

RESPONSE
We will revise future filings regarding the weighted average fair value of options granted as requested.

COMMENT 11:  Preferred Stock, page 32

We note that the holders of the Series A cumulative convertible preferred stock have the right to convert the liquidation preference of $25 per share of preferred stock into shares of the Company's common stock at a conversion price of $.90 per share. In this regard, please tell us whether the conversion price represents a beneficial conversion feature as defined in EITF No.
98-5. If so, tell us how you valued and accounted for the beneficial conversion feature and further, how your treatment complies with the guidances outlined EITF No. 98-5. If the conversion price dues not represent a beneficial conversion feature, provide us with the reason(s) as to why and the market value of your common stock on the date the preferred shares were issued.

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RESPONSE
The conversion price of $.90 per share was based on the fair market value of the stock, determined by the average closing price of the stock during the month of August 2004. The closing price on August 31, 2004 the day before issuance was also $.90.
Accordingly, there are no beneficial conversion features as described in EITF 98-5.

COMMENT 12:  Note 13- Quarterly Consolidated Financial Data
(unaudited), page 35

We note the disclosure in Note 13 indicating that the Company increased its workers' compensation liability by $274,000 during the quarter ended December 31, 2003 and by $199,000 during the quarter ended December 29, 2004. Please tell us in further detail why these adjustments to your workers' compensation liability did not occur until the fourth quarter of these fiscal years. If you review and analyze your workers' compensation reserves on only an annual basis, please explain why you believe this treatment is appropriate given your quarterly reporting obligations.

RESPONSE
The Company reviews in detail and adjusts its workers' compensation liability on a quarterly basis. For the first three quarters of each year, the best available information for this review is loss reserves provided by our workers' compensation administrator, an outside third party who handles and evaluates our claim reserves. At the end of every year, we have an actuarial study prepared to evaluate the reserves, and we adjust the liability balance according to the actuary's findings.

For our fiscal years 2003 and 2004, the actuary's estimated loss reserves were unexpectedly higher than the reserves calculated during our previous quarterly reviews. Despite the fact that each quarter we had carefully reviewed the administrator's reserves as compared to the latest actuarial report, estimated future development of claims as reported by the actuary resulted in these fourth quarter adjustments. We are using this experience to modify our quarterly evaluation of the workers' compensation liability to the best of our ability. However, this is an estimate, and actual results may be different than the estimates provided.

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COMMENT 13:	Note 15- Subsequent Events - Unaudited Pro Forma
Financial Statements

Please note that pro forma financial statements should generally be preceded by an introductory paragraph which describes (a) each transaction for which pro forma effects are presented, (b) the entities involved, (c) the periods presented, and (d) an explanation of what the pro forma presentation shows. Further, pro forma adjustments must be factually supportable, directly attributable to the transaction and must have a continuing impact on the Company's results of operations. Also, assumptions involved in determining the pro forma adjustments should be clearly explained in the footnotes. Refer to the requirements of Article 11 of Regulation S-X. Please confirm that you will comply with the requirements of Article 11 of Regulation S-X to the extent you disclose pro forma information in future flings.

RESPONSE:
Note 15, "Subsequent Events" on page 36 and 37 includes introductory paragraphs related to the potential transaction.
However, we will insure that we fully comply with the requirements of Article 11 of Regulation of S-X in future filings.

COMMENT 14:  Note 15- Subsequent Events - Unaudited Pro Forma
Financial Statements

Reference is made to pro forma adjustment (A). We note that you have netted together several pro forma adjustments which effect cash and cash equivalents. Generally, adjustments should be presented gross rather than net on the face of pro forma statements or alternatively, the components of the adjustments are broken down in sufficient detail in the notes to the pro forma statements to arrive at the netted pro forma adjustment amount. In this regard, please explain in detail how you arrive at the pro forma adjustment of $25,522,600 as it relates to cash and cash equivalents since it is unclear based on your current footnote disclosure. Further, please tell us supplementally the type and amount of costs comprising the $600,000 in closing costs that you expect to incur as a result of the proposed transaction. Your response should include the calculation of how you arrive at the pro forma adjustment of $600,000 and basis for the amounts included in the adjustment. Also, tell us the amount of the total gain recognized on the sale and explain how it was calculated. Also, if a gain was recognized as a result of the $4.0 million

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note received, please explain why you believe recognition of this portion of the gain is appropriate.

RESPONSE:
Detailed below is a summary of the adjustment for $25,522,600, each component of which was discussed in our footnote A which is referenced to the pro forma balance sheet. Also below is a detail of the $600,000 estimate for closing cost. With regard to the projected gain on the sale, in future filings, we will recognize the deferral of the portion of the gain attributable to the note on the installment sale basis based on the payment terms of the note.

Pro forma - cash proceeds

Cash proceeds per sale contract                       $25,950,000
Closing costs deducted from proceeds                     (600,000)
Restaurant cash funds given to Buyer                      (24,000)
Purchase price adjustment for
  construction in process, per contract                    64,000
Purchase price adjustment for 1/2 of certain
  prepaid expenses, per contract                          132,600
                                                      -----------
Total per pro forma statement                          25,522,600
                                                      ===========

Estimated closing costs

Commission                                               $400,000
Other seller costs                                        200,000
                                                         --------
Total                                                     600,000

COMMENT 15:  Note 15- Subsequent Events - Unaudited Pro Forma
Financial Statements

Reference is made to pro forma adjustments (C) and (E). Please explain how you arrive at the pro forma adjustments for estimated income tax liability and interest expense of $1,163,000 and $1,566,000, respectively. Supplementally provide us with the computations for each adjustment, the assumptions involved in calculating the pro forma adjustments and basis supporting the amounts included in the adjustments.

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RESPONSE:
The calculation of the pro forma adjustments for income tax liability is detailed below.

Purchase Price                                $29,950,000
Assumption of Capital Lease Obligations         4,000,000
Store Conversion Payment                          500,000
                                             ------------
Total Proceeds                                 34,450,000

Asset Basis                                    24,639,447

Gain on Sale                                    9,810,553

Utilize NOL and Capital Loss
	Carryforward                              (6,390,874)

Taxable income                                  3,419,679
Tax Rate                                               34%
                                               -----------
Estimated Tax Liability                        $1,162,691

The pro forma income statement assumes that the transaction occurred at the beginning of our 2004 fiscal year. Accordingly, debt principal on sixteen stores would be paid off. The computation of interest expense eliminated was 100% of the actual interest expense paid on these sixteen stores in 2004.

COMMENT 16:  Note 15- Subsequent Events - Unaudited Pro Forma
Financial Statements

Please tell us in further detail the nature of the "deferred gains" associated with certain restaurants that were recognized as a result of the sale transaction. As part of your response, please tell us the nature and timing of the transactions that originally generated these deferred gains.

RESPONSE:
The deferred gains represented gains on sale-leaseback refinancing transactions. The Company realized gains on the sale of these properties, which are required to be deferred and recognized over the life of the related leases. Since the buyer will be assuming these lease obligations, these deferred gains would be recognized upon the closing of the sale transaction.

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The Company acknowledges that:

     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you have any questions or comments concerning the above response, please contact the undersigned at the number provided above.

Sincerely,


/s/ Edward B. Alexander
Edward B. Alexander
President


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